Exhibit 99(a)(1)(D)

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.

IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME, KINDLY DISREGARD THIS NOTICE.

March 1, 2010

Dear Shareholder:

No action is required of you at this time. We have sent this letter to you only to announce the initial quarterly repurchase offer (the “Offer”) by FS Investment Corporation (the “Company”). The purpose of this Offer is to provide liquidity to holders of shares of our common stock, for which there is otherwise no public market, by offering to repurchase some or all of their shares at a price equal to 90 percent of the offering price in effect for such shares as of April 1, 2010. The offering price as of March 1, 2010 was $10.40 per share, but the offering price in effect on April 1, 2010 may be higher or lower than such amount. The Offer period will begin on March 1, 2010 and end at 5:00 p.m., Central Time, on March 26, 2010. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to us will be processed on April 1, 2010.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT 90 PERCENT OF THE PUBLIC OFFERING PRICE AS OF APRIL 1, 2010, PLEASE DISREGARD THIS NOTICE. We will contact you again next quarter and each quarter thereafter to notify you of the Company’s intention to offer to repurchase a portion of its issued and outstanding shares. If you would like to tender a portion or all of your shares for repurchase at 90 percent of the public offering price as of April 1, 2010, please complete the Letter of Transmittal Form included with this letter and return it in the enclosed envelope. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that we are only offering to repurchase up to the lesser of (1) 108,904 shares of common stock and (2) the number of shares of common stock which we can repurchase with the proceeds we receive from the sale of shares under our distribution reinvestment plan.

All requests to tender shares must be received in good order by the Company, at the address below, by 5:00 p.m., Central Time, on March 26, 2010.

FS Investment Services

c/o DST Systems, Inc.

P.O. Box 219095

Kansas City, MO 64121-9095

If you have any questions, please call your financial advisor or call us at (877) 628-8575.

Sincerely,

Michael C. Forman

President and Chief Executive Officer

FS Investment Corporation